EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

February 4, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO JANUARY PRODUCTION INCREASES BY 27% OVER DECEMBER TO 105,551 OZ SILVER EQ.

Avino Silver and Gold Mines Ltd. (“Avino” or “the Company”) is pleased to announce the January 2014 production results from its San Gonzalo mine and Avino Mine surface stockpile operations located on the Avino property near Durango, Mexico.

January production from the San Gonzalo Mine and Avino Mine surface stockpiles are presented below along with a comparison with December output from both areas:

	Days of Operation	Total Mill Feed (metric tonnes)	Feed Grade Silver (g/t)	Feed Grade Gold (g/t)	Recovery Silver (%)	Recovery Gold (%)	Total Silver Produced (oz) Calculated	Total Gold Produced (oz) Calculated	Total January Silver Eq. Produced (oz) Calculated	Total December Silver Eq. Produced (oz) Calculated	% Change	YTD Silver Eq. Produced Calculated
San Gonzalo (Circuit 1)	29	6,509	358	1.98	85	77	63,580	318	83,437	65,833	27%	83,437
Historic Above Ground Stock Piles (Circuit 2)	29	6,685	108	0.77	68	61	15,818	101	22,114	17,269	28%	22,114
		13,194					79,398	419	105,551	83,102	27%	105,551

Silver equivalent was calculated using a 62.5:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

“We are very pleased to begin the New Year with another record month of production. In 2014 we expect a significant increase in our overall output as we continue to encounter improved grades and experience better recoveries as we move deeper into the San Gonzalo mine; as anticipated. We will also be processing material through both circuits 1 and 2 for the full year with the expectation of circuit 3 coming online in the 4th quarter to process material from the Avino Mine.”

 – David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

San Gonzalo

Comparative production numbers from December 2013 and January 2014 at San Gonzalo, as well as 2014 yearly totals are reported as follows:

	Jan 2014	Dec 2013	Monthly Change %	YTD SG
Total Mill Feed (dry tonnes)	6,509	6,284	4	6,509
Average Daily Throughput (tpd)	224	233	(4)	224
Days of Operation	29	27	7	29
Feed Grade Silver (g/t)	358	285	26	358
Feed Grade Gold (g/t)	2.0	1.7	18	2.0
Bulk Concentrate (dry tonnes)	235	213	10	235
Bulk Concentrate Grade Silver (kg/t)	8.4	7.14	18	8.4
Bulk Concentrate Grade Gold (g/t)	42.1	38.4	10	42.1
Recovery Silver (%)	85	85	0	85
Recovery Gold (%)	77	76	1	77
Mill Availability (%)	93.7	89.5	5	93.7
Total Silver Produced (kg)	1,978	1,517	30	1,978
Total Gold Produced (g)	9,882	8,158	21	9,882
Total Silver Produced (oz) calculated	63,580	48,784	30	63,580
Total Gold Produced (oz) calculated	318	262	21	318
Total Silver Equivalent Produced (oz)	83,437	65,833	27	83,437

Silver equivalent was calculated using a 62.5:1 ratio for silver to gold, Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

January Highlights

•	Silver & gold feed grades for January increased significantly over those of December by 26% and 18% respectively.
•	The higher feed grades with stable recoveries and consistent feed tonnage processed resulted in increased silver and gold production by 30% and 21% respectively.
•	Concentrate grade assays were also higher on account of the higher feed grades.
•	Mill availability was also better in January because of 2 fewer holidays.

Circuit 2 – Avino Mine Stock Piles

Comparative production numbers from December 2013 and January 2014 from the Avino Mine stock pile operation, as well as 2014 yearly totals are reported as follows:

	Jan 2014	Dec 2013	% Change	YTD 2014
Total mill feed – (dry tonnes)	6,685	6,414	4	6,685
Days of Operation	29	27	7	29
Feed grade Silver - g/t	108	90	20	108
Feed grade Gold - g/t	0.77	0.72	7	0.77
Bulk concentrate – (dry tonnes)	77	59	31	77
Bulk Concentrate Grade Silver (kg/t)	6.35	6.20	2	6.35
Bulk Concentrate Grade Gold (g/t)	40.44	44.33	(9)	40.44
Recovery Silver (%)	68	63	8	68
Recovery Gold (%)	61	57	7	61
Mill availability (%)	95.1	91.1	4	95.1
Total Silver Produced (oz) calculated	15,818	11,790	34	15,818
Total Gold Produced (oz) calculated	101	84	20	101
Total Silver Eq. Produced (oz) calculated	22,114	17,269	28	22,114

Silver equivalent was calculated using a 62.5:1 ratio for silver to gold, Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

January Highlights

•	Silver and gold feed grades in January were higher than December by 20% and 7% respectively. More boulders were processed which could have resulted in the higher feed grades and better recoveries.
•	Tonnage of concentrate produced was also higher on account of the higher feed grades.

Quality Assurance/Quality Control

Mill assays are performed at the mine's on-site lab. Check samples are verified by Inspectorate Labs in Reno, Nevada. San Gonzalo concentrate shipments are assayed at AH Knight in Manzanillo, Mexico. The Avino stockpile concentrate shipments are assayed at LSI in Rotterdam, Netherlands.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer operating the Avino property located in Durango, Mexico. The Company's mission is to become the next mid-tier silver producer through profitable organic growth at the Avino property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.